Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Séguéla Project on-track for commissioning in the second quarter

Vancouver, February 1, 2023 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on activities at its Séguéla gold Project located in Côte d’Ivoire.

David Whittle, Chief Operating Officer - West Africa, commented, “Construction activities are nearing completion despite worldwide supply chain challenges. We are pleased to report commissioning remains on schedule for Q2 2023.” Mr. Whittle added, “Our operational teams are being assembled with an experienced core leadership group already hired and preparing for first gold production.” Mr. Whittle concluded, “This will mark a significant milestone for Fortuna with Séguéla also exhibiting growth potential given the quantity of Inferred Resources and the exploration success on the property to date.”

Construction Highlights

•	Overall project is approximately 90 percent complete as of the end of January and remains on-track and on-budget for first gold pour in mid-2023
•	SAG mill installation is nearing completion
•	Tailing storage facility (TSF) earthworks and HDPE lining is almost complete
•	Commissioning of the fuel depot is complete
•	Grid connection and energization of the high voltage substation is complete
•	Water storage dam (WSD) reserves at levels above requirements for commissioning and processing plant start-up
•	Handovers of infrastructure from construction to operations teams have commenced

Mining and Operational Readiness Highlights

•	Recruitment and onboarding of staff well underway with an experienced core leadership team already in place
•	Mine fleet continues to arrive on site and training of operators is underway
•	Grade control drilling is underway and mining activities are expected to commence in February
•	Process plant commissioning plan is on-track with commissioning teams and vendor representatives expected to arrive throughout the first quarter of 2023
•	Spare parts, first fills, reagents and consumables have started to arrive at site

With the completion of construction rapidly approaching, operational readiness has increasingly become the focus in preparation for commissioning of the processing plant, which is due to commence early in the second quarter of 2023. As a result of the dedicated efforts of the Séguéla management and site teams, the project is well positioned for this transition which also represents a significant milestone for the Company. Mota-Engil, the mining contractor, has established their temporary facilities on site to support initial mining activities with construction of the permanent mining services area infrastructure progressing well. The mining fleet required for initial mining activities is on site and has been commissioned.

The next tranche of mining equipment is on-schedule for late-February availability:

•	6020B 230-ton hydraulic excavator delivered and being assembled on-site
•	4 x 777E haul trucks being assembled in Abidjan
•	1 x 50-ton excavator for rock-breaker, hammer already on-site
•	1 x D9 dozer
•	2 x 988 front end loaders for crusher feed

Mining preparations are underway with the Antenna Stage 1 pit having been cleared and grade control drilling in progress. The ROM pad and Antenna pit haul road areas have been cleared in preparation for their construction which is scheduled to begin in early February.

Upcoming key milestones include:

Q1

•	Commencement of mining activities in early February
•	Commencement of drilling and blasting in late February
•	Commencement of processing plant commissioning in March
•	First ore to ROM pad at the end of March

Q2

•	Processing plant practical completion in April
•	First ore fed to the crusher in April
•	First gold pour

Negotiations with the Côte d’Ivoire government are continuing in order to finalize the terms of the mining convention.

Following the completion of the aforementioned milestones, Lycopodium, EPC contractor, will conduct a rigorous performance test of the processing plant before the end of the third quarter.

SAG mill installation well advanced	HV substation energized

Fuel depot commissioned	TSF earthworks and HDPE lining practically complete

Initial mining fleet on site	Grade control drilling underway

Further updates on the Séguéla gold Project will be provided as the development of the project proceeds. Séguéla´s construction photo gallery can be accessed here.

Qualified Person

Raul Espinoza, Director of Technical Services for the Company, is a Fellow member and Chartered Professional of the Australasian Institute of Mining and Metallurgy (FAusIMM CP) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information pertaining to the Séguéla Gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines | YouTube: Fortuna Silver Mines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, commissioning, first gold pour and the ramp up to design capacity; the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the timing of the delivery of equipment to the project; the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; that COVID-19 and the current inflationary environment will not have an adverse effect on the cost of construction of the mine at the Séguéla gold Project and will not adversely affect the supply chain and delivery of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that there will be no adverse weather conditions that will delay work at the project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations, and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.